


05005401

AKBANK T.A.Ş.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2004

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2004

CONSOLIDATED BALANCE SHEETS
AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

	Notes	Unaudited 30 September 2004	31 December 2003
ASSETS			
Cash and due from banks	4	1,833,499	1,792,247
Trading securities	5	4,546,857	8,448,953
Derivative financial instruments	6	30,538	209,610
Reserve requirements with the Central Bank of Turkey	7	1,758,893	1,687,025
Originated loans:			
-Loans and advances to customers	8	11,939,566	9,595,832
-Securities	8	7,995,926	7,726,629
Investment securities:			
-Available-for-sale	9	3,702,763	1,501,901
Investments in associated companies	10	220,640	222,506
Property and equipment	11	676,627	698,532
Deferred tax assets	15	-	74,655
Other assets and pre-payments	12	161,231	80,430
Total assets		**32,866,540**	**32,038,320**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Customer deposits	13	21,499,186	21,779,666
Interbank money market deposits	14	3,002	-
Derivative financial instruments	6	801	5,142
Funds borrowed	14	4,625,337	3,714,841
Debt securities in issue	14	151,888	300,649
Income taxes payable	15	119,237	291,020
Deferred tax liabilities	15	11,040	-
Other liabilities and accrued expenses	16	605,659	492,385
Reserve for employment termination benefits	17	27,075	28,010
Total liabilities		**27,043,225**	**26,611,713**
Minority interest		139	129
Shareholders' equity			
-Share capital	18	1,500,000	1,200,000
-Adjustment to share capital	18	2,509,166	2,509,095
Total paid-in share capital		4,009,166	3,709,095
Share premium		8,736	8,736
Translation reserve		(32,991)	(30,566)
Other reserves	9	(11,649)	3,978
Retained earnings	19	1,849,914	1,735,235
Total shareholders' equity		**5,823,176**	**5,426,478**
Total liabilities and shareholders' equity		**32,866,540**	**32,038,320**
Commitments and contingent liabilities	21		

The interim consolidated financial statements as at and for the period ended 30 September 2004 have been approved for issue by the Board of Directors on 27 October 2004 and signed on its behalf by Zafer Kurtul, the Chief Executive Officer and; by Balamir Yeni, the Executive Vice President of the Bank.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

	Notes	Unaudited 30 September 2004	Unaudited 30 September 2003
Interest income:			
Interest on originated loans:			
- Loans and advances to customers		1,291,579	724,389
- Securities		1,005,433	1,088,360
Interest on investment and trading securities		762,372	1,685,091
Interest on deposits with banks		119,282	442,199
Other interest income		742	3,324
Total interest income		**3,179,408**	**3,943,363**
Interest expenses:			
Interest on deposits		(1,285,892)	(1,583,276)
Interest on funds borrowed and debt securities in issue		(78,261)	(76,403)
Interest on Interbank money market deposits		(887)	(54,789)
Other interest expenses		(1,153)	(2,881)
Total interest expenses		**(1,366,193)**	**(1,717,349)**
Net interest income		**1,813,215**	**2,226,014**
Foreign exchange gains and losses, including net gains or losses from dealing in foreign currency		23,382	131,104
Net interest income after foreign exchange gains and losses		**1,836,597**	**2,357,118**
Provision for loan losses	8	(52,294)	(12,420)
Net interest income after foreign exchange gains and losses and provision for loan losses		**1,784,303**	**2,344,698**
Fee and commission income		478,316	339,633
Fee and commission expense		(167,753)	(185,216)
Net fee and commission income		**310,563**	**154,417**
Net trading gains on securities		236,376	259,906
Dividend income		3,854	4,051
Other operating income		9,338	24,112
Operating income		**2,344,434**	**2,787,184**
Operating expenses	20	(719,155)	(651,464)
Income from associates		12,981	17,563
Loss on net monetary position		**(399,169)**	**(280,985)**
Income before income taxes		**1,239,091**	**1,872,298**
Income taxes	15	(393,051)	(626,084)
Income before minority interest		**846,040**	**1,246,214**
Minority interest		(11)	(17)
Net income		**846,029**	**1,246,197**
Earnings per share	2 (t)		
- ordinary shares (expressed in TL per share)		506	745
- founders' and usufruct shares (expressed in TL million per share)		34,439	50,728

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

	Notes	Unaudited 30 September 2004	Unaudited 30 September 2003
Cash flows from operating activities:			
Net income for the period		846,029	1,246,197
Adjustments for:			
Add back income tax		393,051	626,084
Depreciation and amortisation	11, 20	79,464	68,024
Provision for loan losses	8	52,294	12,420
Impairment in the value of available-for-sale equity securities	20	-	-
Employment termination benefits	17	9,466	12,719
Income from associates		(12,981)	(17,563)
Minority interest		10	17
Add back dividend income		(3,854)	(4,051)
Remeasurement of derivative financial instruments at fair value		174,731	630
Unearned commission income	16	(53,516)	(76,928)
Interest income, net		(1,813,215)	(2,226,014)
Interest paid		(1,311,464)	(1,675,396)
Interest received		4,093,243	2,700,443
Other reserves		(15,627)	28,523
Translation reserve		(2,425)	(33,278)
Inflation effect on non-operating activities		(2,386)	(2,320)
Inflation effect on provision for loan losses	8	(21,924)	(18,057)
Operating profit before changes in operating assets and liabilities		**2,410,896**	**641,450**
Net (increase)/ decrease in reserve requirements with the Central Bank of Turkey		(72,379)	172,765
Net (increase)/ decrease in originated loans		(3,381,168)	2,344,190
Net decrease/(increase) in trading securities		3,104,406	(2,775,111)
Net (increase)/ decrease in other assets and prepayments		(80,801)	(1,677)
Net increase/(decrease) in other liabilities and accrued expenses		156,389	(38,402)
Net decrease in customer deposits		(331,361)	(2,035,629)
Inflation effect on operating activities		(191,394)	114,454
		1,614,588	**(1,577,960)**
Income taxes paid		(479,139)	(583,766)
Net cash from/(used in) operating activities		**1,135,449**	**(2,161,726)**
Cash flows from/(used in) investing activities:			
Purchase of property and equipment, net	11	(57,559)	(90,150)
Net change in investment in associated companies		1,866	19,586
Net increase in investment securities		(1,641,396)	(691,954)
Dividends received		3,854	4,051
Net cash used in investing activities		**(1,693,235)**	**(758,467)**
Cash flows from/(used in) financing activities:			
Change in borrowed funds, debt securities and interbank money market deposits, net		760,889	(65,188)
Dividends paid		(431,279)	(117,533)
Inflation effect on financing activities		365,624	390,063
Net cash from/(used in) financing activities		**695,234**	**207,342**
Net increase/(decrease) in cash and cash equivalents		**137,448**	**(2,712,851)**
Inflation effect on cash and cash equivalents		**(149,920)**	**(484,140)**
Cash and cash equivalents at the beginning of period		**1,725,883**	**4,939,396**
Cash and cash equivalents at the end of period	4	**1,713,411**	**1,742,405**

The accompanying notes form an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

	Share capital							
	Share capital	Adjustment to share capital	Total paid-in share capital	Share premium	Translation reserve	Other reserves	Retained earnings	Total
Balance at 1 January 2003	**816,000**	**2,472,295**	**3,288,295**	**8,736**	**(3,744)**	**(20,652)**	**625,223**	**3,897,858**
Capital increase:								
- Transfer from retained earnings	384,000	36,800	420,800	-	-	-	(420,800)	-
Available-for-sale securities' net fair value gains, net of tax	-	-	-	-	-	28,523	-	28,523
Translation reserve	-	-	-	-	(33,279)	-	-	(33,279)
Cash dividends	-	-	-	-	-	-	(117,533)	(117,533)
Net income for the period	-	-	-	-	-	-	1,246,197	1,246,197
Balance at 30 September 2003	**1,200,000**	**2,509,095**	**3,709,095**	**8,736**	**(37,023)**	**7,871**	**1,333,087**	**5,021,766**
Balance at 1 January 2004	**1,200,000**	**2,509,095**	**3,709,095**	**8,736**	**(30,566)**	**3,978**	**1,735,235**	**5,426,478**
Capital increase:								
- Transfer from retained earnings	300,000	71	300,071	-	-	-	(300,071)	-
Available-for-sale securities' net fair value losses, net of tax	-	-	-	-	-	(15,627)	-	(15,627)
Translation reserve	-	-	-	-	(2,425)	-	-	(2,425)
Cash dividends	-	-	-	-	-	-	(431,279)	(431,279)
Net income for the period	-	-	-	-	-	-	846,029	846,029
Balance at 30 September 2004	**1,500,000**	**2,509,166**	**4,009,166**	**8,736**	**(32,991)**	**(11,649)**	**1,849,914**	**5,823,176**

The accompanying notes form an integral part of these consolidated financial statements.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 1 - PRINCIPAL ACTIVITIES

Akbank T.A.Ş. ("the Bank") was formed in 1948 and is a member of the Sabancı Group of companies which is incorporated and domiciled in Turkey. The Bank's head offices are located at Sabancı Center 4. Levent Istanbul/Turkey. As of 30 September 2004, the Bank had 629 branches dispersed throughout the country and 1 representative offices and 8 branches operating outside the country (31 December 2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 30 September 2004, the Bank employed 10,345 people (31 December 2003: 10,024 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. The Bank's operations are carried out substantially in one geographical segment (Turkey) and in five main business segments including retail banking, corporate banking, private banking, treasury activities and international banking (Note 23).

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In April 1998, 2,012,500,000 ordinary shares, or 4.03% of the outstanding share capital of the Bank, was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Index to significant accounting policies

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The principal accounting policies adopted in the preparation of these interim consolidated financial statements are set out below:

(a) Basis of presentation of financial statements

These interim consolidated financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including the International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB"). The Bank maintains its books of accounts and prepares its statutory financial statements in Turkish lira in accordance with the Banking Law and the accounting principles promulgated by the Banking Regulation and Supervision Agency ("BRSA") and; other relevant rules promulgated by the Turkish Commercial Code, Capital Markets Board and Tax Regulations. The subsidiaries and associates maintain their books of accounts based on statutory rules and regulations applicable in their jurisdictions. These interim consolidated financial statements are based on the historical cost convention, restated for the effects of inflation and as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The restatement for changes in the general purchasing power of the Turkish lira as of 30 September 2004 is based on IAS 29 "Financial Reporting in Hyperinflationary Economies", which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish nationwide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS").

Indices and conversion factors used to restate these interim consolidated financial statements are given below:

Dates	Index	Conversion factor
30 September 2004	8,069.700	1.000
31 December 2003	7,382.100	1.093
30 September 2003	7,173.300	1.125
31 December 2002	6,478.800	1.246

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The main procedures for the above-mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant (monthly, period average, period-end) conversion factors.
- Comparative financial statements are restated in terms of the measuring unit current at the currency purchasing power at the latest balance sheet date.
- All items in the statement of income are restated by applying the monthly conversion factors.
- The effects of inflation on the Bank's net monetary position are included in the statement of income as gain or loss on net monetary position.

(b) Consolidation

Subsidiary undertakings (including special purpose entities "-SPE-"), in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated.

The list of consolidated subsidiary undertakings is set out below:

		Shareholding %	
Name of subsidiary	Country of incorporation	Unaudited 30 September 2004	31 December 2003
Ak Yatırım Menkul Değerler A.Ş.	Turkey	99.80	99.80
Ak Receivables Corporation	Cayman Islands	-	-
A.R.T.S. Ltd.	Jersey, Channel Islands	-	-

The principal activities of Ak Yatırım Menkul Değerler A.Ş. are related to brokerage, investment banking and mutual fund management.

Ak Receivables Corporation was established in July 1998 in connection with the issue of trust certificates amounting to US$250 million. A.R.T.S. Ltd. was established in November 1999 in connection with raising long-term financing amounting to US$400 million. Both entities have lent the funds raised to the Bank, which controls the SPE's (Note 14).

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between subsidiary undertaking companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Investments in associated companies

Investments in associated companies are accounted for by the equity method of accounting. These are undertakings in which the Bank has between 20% and 50% of the voting rights, and over which the Bank exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the Bank's share of the associate's profit or loss for the period. The Bank's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate. Provisions are recorded for long-term impairment in value.

Dividends received from the associates are deducted from the carrying amount of the associate at the date when dividends are received.

The Bank's share in the net assets of the foreign associate is translated into Turkish lira using the relevant foreign exchange rates prevailing at the balance sheet date. The exchange difference arising from the difference between the current amount of the net assets of the associate translated using the current exchange rates and its amount translated using historical rates, as restated for the effects of inflation, is included as "translation reserve" in the shareholders' equity.

(d) Derivative financial instruments

Derivative financial instruments, including forward foreign exchange contracts and currency swap instruments, are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at their fair value. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39 "Financial Instruments: Recognition and Measurement", and are therefore treated as derivatives held for trading with fair value gains and losses reported in income. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. Fair value of over-the-counter forward foreign exchange contracts is determined based on the comparison of the original forward rate with the forward rate calculated by reference to market interest rates of the related currency for the remaining period of the contract, discounted to 30 September 2004. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

(e) Investment securities

Investment securities are classified into the following two categories: held-to-maturity and available-for-sale assets. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment securities are initially recognized at cost. Available-for-sale investment debt and equity securities are subsequently remeasured at fair value based on quoted bid prices, or amounts derived from cash flow models. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in the shareholders' equity as "other reserves", unless there is a permanent decline in the fair values of such assets, in which case they are charged to the income statement. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

Held-to-maturity investments are carried at amortized cost using the effective yield method, less any provision for impairment.

Interest earned whilst holding investment securities is reported as interest income. Dividends receivable is included separately in dividend income when a dividend is declared.

All purchases and sales of investment securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(f) Trading securities

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists. Trading securities are initially recognized at cost and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. All related trading gains and losses are included in net trading income. Dividends received are included in dividend income.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank.

(g) Sale and repurchase agreements

Securities sold subject to linked repurchase agreements ("repos") are retained in the consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell ("reverse repos") are recorded as due from banks. The difference between sale and repurchase price is treated as interest and accrued evenly over the life of repo agreements using the effective yield method (Note 21).

(h) Income and expense recognition

Income and expenses are recognized on an accrual basis. Commission income and fees for certain banking services such as import and export related services, issuance of letters of guarantee, clearing, brokerage and custody services are recorded as income at the time of effecting the transactions to which they relate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price until, in management's estimates and judgment, collection becomes doubtful. Interest income includes coupons earned on fixed income securities and accrued discount on treasury bills.

(j) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Bank and are carried at amortised cost, less any provision for loan losses. All originated loans are recognised when cash is advanced to borrowers.

(i) Loans and advances to customers

A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and recoverable amount, being the present value of expected cash flows, including the amount recoverable from guarantees and collateral, discounted based on the interest rate at inception. The level of the provision is also based on applicable banking regulations. An additional provision for loan impairment is established to cover losses that are judged to be present in the lending portfolio at the balance sheet date, but which have not been specifically identified as such.

The provision made during the period is charged against the income for the period. Loans that can not be recovered are written off and charged against the allowance for loan losses. Such loans are written off after all the necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Recoveries of amounts previously provided for are treated as a reduction from provision for loan losses for the period (Note 8).

(ii) Securities

Debt securities originated by the Bank at original issuance by transferring the funds directly to the issuer are categorized as loans originated by the Bank and are carried at amortised cost using the effective yield method, less any provision for impairment.

(k) Financial liabilities

Financial liabilities including customer deposits, debt securities in issue and funds borrowed are recognised initially at cost. Subsequently, financial liabilities are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the financial liability using the effective yield method.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Such balances are translated at period-end exchange rates.

(m) Property and equipment

All property and equipment carried at historical cost less accumulated depreciation are restated to the equivalent purchasing power at 30 September 2004. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life, as follows:

Buildings	50 years
Equipment and vehicles	4 years
Leasehold improvements	7 years

Where the carrying amount of an asset is greater than its estimated recoverable amount ("higher of net realisable value and value in use"), it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Expenditure for the repair and renewal of property and equipment is charged against income. It is, however, capitalised if it results in an enlargement or substantial improvement of the respective assets.

Leasehold improvements comprise primarily the capitalised branch refurbishment costs and are amortised on a straight-line basis over the corresponding lease terms or their estimated useful lives, whichever is shorter.

(n) Accounting for leases - as lessee

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the fair value of the leased asset. Lease payments are treated as comprising capital and interest elements; the capital element is treated as reducing the capitalised obligation under the lease and the interest element is charged to income. Depreciation on the leased asset is also charged to income on a straight-line basis over the useful life of the asset.

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(o) Computer software development costs

Costs associated with developing computer software programmes are recognised as expense as incurred. However, expenditure that enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Taxation on income

(i) Income taxes currently payable

Income taxes ("corporation tax") currently payable are calculated based in accordance with the Turkish tax legislation (Note 15).

Taxes other than on income are recorded within operating expenses (Note 20).

(ii) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The rates enacted, or substantively enacted, at the balance sheet date are used to determine deferred income tax.

The principal temporary differences arise from the difference between carrying value and tax base of property and equipment, valuation difference on trading and investment securities, remeasurement of financial assets and liabilities at fair value, reversal of country risk provision, provision for loan losses and provision for employment termination benefits.

Deferred tax liabilities and assets are recognised when it is probable that the future economic benefit resulting from the reversal of temporary differences will flow to or from the Bank. Deferred tax assets resulting from temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilised (Note 15).

(q) Employment termination benefits

Employment termination benefits represent the present value of the estimated total reserve for the future probable obligation of the Bank arising from the retirement of the employees calculated in accordance with the Turkish Labour Law (Note 17).

(r) Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(s) Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Earnings per share

Earnings per share for each class of shares disclosed in these consolidated statements of income is determined by dividing the net income attributable to that class of shares by the weighted average number of such shares outstanding during the period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the period has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

Bonus shares issued during the period were as follows:

Period	Number of shares issued attributable to transfers to share capital from retained earnings:
30 September 2004 (Unaudited)	300,000,000,000
30 September 2003 (Unaudited)	384,000,000,000

The earnings attributable to each class of shares have been determined by reference to their effective relative economic interest therein (i.e. their theoretical relative dividend rights assuming that a policy of maximising distributions to each class of shares is followed). The earnings attributable to each class of shares for each period on this basis were as follows:

	Unaudited 30 September 2004	Unaudited 30 September 2003
Net earnings attributable to founders and usufruct shares	87,405	128,747
Weighted average number of founders and usufruct shares in issue (TL 1,000 each)	2,538	2,538
Earnings per share (expressed in TL million per share)	**34,439**	**50,728**

	Unaudited 30 September 2004	Unaudited 30 September 2003
Net earnings attributable to ordinary shares	758,624	1,117,450
Weighted average number of ordinary shares in issue (TL 1,000 each)	1,500,000,000,000	1,500,000,000,000
Earnings per share (expressed in TL per share)	**506**	**745**

Basic earnings per share are calculated by dividing the net income or loss attributable to shareholders by the weighted average number of shares in issue.

There are no diluted shares and accordingly there are no diluted earnings per share for any class of shares.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and board members, in each case together with their families and companies controlled by/affiliated with them, associated companies and other companies within the Sabancı Holding Group are considered and referred to as related parties. A number of banking transactions were entered into with related parties in the normal course of business. These include loans, deposits, trade finance and foreign currency transactions. These transactions were carried out on commercial terms and at market rates.

(v) Acceptances

Acceptances comprise undertakings by the Bank to pay bills of exchange drawn on customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as commitments and contingent liabilities (Note 21).

(w) Other credit related commitments

In the normal course of business, the Bank enters into other credit related commitments including loan commitments, letters of credit and guarantees. These are reported as off-balance sheet items at their notional amounts and are assessed using the same criteria as originated loans. Specific provisions are therefore established when losses are considered probable and recorded as other liabilities (Note 21).

(x) Reporting of cash flows

For the purposes of cash flow statement, cash and cash equivalents include cash, due from banks, trading securities and investment securities with original maturity periods of less than three months and share certificates (Note 4).

(y) Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments (Note 23).

(z) Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current period.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS

Index to use of financial instruments

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(a) Strategy in using financial instruments

By nature the Bank's activities are principally related to the use of financial instruments including derivatives. The Bank accepts deposits from customers for various periods and seeks to earn above-average interest margins by investing these funds in high quality assets. The Bank seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates whilst maintaining sufficient liquidity to meet all claims that might fall due.

The Bank also seeks to raise its interest margins by obtaining above-average margins, net of provisions, through lending to borrowers with a range of credit standing. Such exposures involve not only on-balance sheet loans and advances but also entering into guarantees and other commitments such as letters of credit. The Bank also trades in financial instruments where it takes positions to take advantage of short-term market movements in the bond markets and in currency and the interest rate.

The Bank's risk management is under the responsibility of the "Executive Risk Committee ("the ERC")" which reports to the Board of Directors. The ERC is comprised of the three Executive Board Members, the Chief Executive Officer and the Executive Vice President in charge of Financial Coordination. The ERC establishes the policies, procedures, parameters and rules for risk management of the Bank and develops risk management strategies. The ERC also sets critical risk limits and parameters for liquidity risk, credit risk, foreign exchange risk and interest rate risk and; through close monitoring of the markets and overall economy, such limits are changed as necessary. These limits and implementation of policies are broken down to various levels of authorities in order to enhance control effectiveness. The Bank's risk positions are reported to the ERC members daily and weekly. Additionally, the ERC reviews the latest figures and projections for the Bank's profit and loss accounts and balance sheet, liquidity position, interest and foreign exchange exposures, as well as yield analysis and macroeconomic environment.

In addition to the limits set by the ERC, the Board of Directors also sets some limits and parameters for the transactions and areas having significant and critical implications in the Bank's operations.

The Assets and Liabilities Committee ("ALCO") manages the various departments of the Bank where risk limits apply to ensure that these limits are adhered to. ALCO consists of the Chief Executive Officer and each of the Executive Vice Presidents in charge of the Bank's marketing, lending, treasury, strategy and corporate communications, and financial coordination units. ALCO meets daily to review the latest figures on liquidity position, interest rate risk exposures, foreign exchange risk exposure, capital adequacy and the macroeconomic environment.

The objective of the Bank's asset and liability management and use of financial instruments is to limit the Bank's exposure to liquidity risk, interest rate risk and foreign exchange risk, while ensuring that the Bank has sufficient capital adequacy and is using its capital to maximise net interest income.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(b) Credit risk

Financial instruments contain an element of risk that the counterparts may be unable to meet the terms of the agreements. The Bank's exposure to credit risk is concentrated in Turkey, where the majority of the activities are carried out. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. The Bank has in place effective credit evaluation, disbursement and monitoring procedures, and those control procedures are supported by senior management. The credit risk is generally diversified due to the large number of entities comprising the customer bases and their dispersion across different industries (Note 8).

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

(c) Market risk

The Bank considers currency risk and interest rate risk as the most important constituents of market risk. The limit structure for such risks is designed by considering the capital structure of the Bank. Currency and interest rate risks are analysed both on a portfolio and on a product basis.

(d) Currency risk

Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily currency swaps and forward foreign exchange contracts. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The Bank takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The table below summarises the Bank's exposure to foreign currency exchange rate risk at 30 September 2004 and 31 December 2003. Included in the table are the Bank's assets and liabilities and shareholders' equity at carrying amounts, categorised by currency.

			Unaudited 30 September 2004		
	US$	**EUR**	**Other**	**TL**	**Total**
Cash and due from banks	734,283	712,597	176,460	210,159	1,833,499
Trading and investment securities	4,111,101	363,497	-	3,775,022	8,249,620
Derivative financial instruments	19,791	10,017	-	730	30,538
Reserve requirements with the Central Bank of Turkey	440,846	810,602	-	507,445	1,758,893
Originated loans:					
- Loans and advances to customers	4,108,230	1,426,159	41,920	6,363,257	11,939,566
- Securities	5,463,558	-	-	2,532,368	7,995,926
Investments in associated companies	-	-	143,906	76,734	220,640
Property and equipment	-	-	-	676,627	676,627
Other assets and prepayments	2,661	922	580	157,068	161,231
Total assets	**14,880,470**	**3,323,794**	**362,866**	**14,299,410**	**32,866,540**
Customer deposits	7,762,710	5,059,095	578,266	8,099,115	21,499,186
Derivative financial instruments	29	171	-	601	801
Interbank money market deposits, funds borrowed and debt securities in issue	4,555,295	160,199	-	64,733	4,780,227
Income taxes payable	-	-	-	119,237	119,237
Deferred tax liabilities	-	-	-	11,040	11,040
Other liabilities and accrued expenses	213,400	55,319	5,864	330,976	605,659
Reserve for employment termination benefits	-	-	-	27,075	27,075
Shareholders' equity and minority interest	-	-	-	5,823,315	5,823,315
Total liabilities, shareholders' equity and minority interest	**12,531,534**	**5,274,784**	**584,130**	**14,476,092**	**32,866,540**
Net balance sheet position	**2,348,936**	**(1,950,990)**	**(221,264)**	**(176,682)**	**-**
Off-balance sheet derivative instruments net position	**(2,350,513)**	**2,174,185**	**154,633**	**46,783**	**25,088**

TL4,168 billion of net foreign currency forward and swap purchase transactions outstanding at 30 September 2004 have been made with related parties (Note 21).

At 30 September 2004, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,512,000 = US$1 and TL1,866,866 = EUR1.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

31 December 2003

	US $	EUR	Other	TL	Total
Cash and due from banks	897,944	631,673	33,461	229,169	1,792,247
Trading and investment securities	5,943,074	448,102	-	3,559,678	9,950,854
Derivative financial instruments	150,031	58,948	-	631	209,610
Reserve deposits with the Central	-	-	-	-	
Bank of Turkey	427,056	762,724	-	497,245	1,687,025
Originated Loans	-	-	-	-	
- Loans and advances to customers	4,280,999	1,180,350	25,938	4,108,545	9,595,832
- Securities	3,686,872	-	-	4,039,757	7,726,629
Investment in associated companies	-	-	142,173	80,333	222,506
Property and equipment	-	-	-	698,532	698,532
Deferred tax assets	-	-	-	74,655	74,655
Other assets and prepayments	1,904	3,876	7	74,643	80,430
Total assets	**15,387,880**	**3,085,673**	**201,579**	**13,363,188**	**32,038,320**
Customer deposits	8,601,306	5,228,527	545,152	7,404,681	21,779,666
Derivative financial instruments	178	521	-	4,443	5,142
Funds borrowed and					
dept securities in issue	3,938,210	38,587	-	38,693	4,015,490
Income taxes payable	-	-	-	291,020	291,020
Deferred tax liabilities	-	-	-	-	-
Other liabilities and accrued expenses	194,148	58,636	7,182	232,419	492,385
Reserve for employment	-	-	-	-	
termination benefits	-	-	-	28,010	28,010
Shareholders' equity and	-	-	-	-	
minority interest	-	-	-	5,426,607	5,426,607
Total liabilities	**12,733,842**	**5,326,271**	**552,334**	**13,425,873**	**32,038,320**
Net balance sheet position	**2,654,038**	**(2,240,598)**	**(350,755)**	**(62,685)**	**-**
Off-balance sheet derivative instruments net position	**(2,524,728)**	**2,479,942**	**253,823**	**(58,265)**	**150,772**

TL29,998 billion of net forward currency and swap purchase transactions outstanding at 31 December 2003 were made with related parties (Note 21).

At 31 December 2003, assets and liabilities denominated in foreign currency were translated into Turkish lira using a foreign exchange rate of TL1,427,500 = US$1 and TL1,784,660 = EUR1.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(e) Interest rate risk

The Bank is exposed to interest rate risk either through market value fluctuations of balance sheet items, i.e. price risk, or the impact of rate changes on interest-sensitive assets and liabilities. In Turkey, the interest rates are highly volatile. Therefore, interest rate risk is the key component of the Bank's asset and liability management. Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. Special emphasis is given to providing a balance between the duration of assets and liabilities. Duration, gap and sensitivity analysis are the main methods used to manage the risks.

The table below summarises the Bank's exposure to interest rate risks. Included in the table are the Bank's assets and liabilities in carrying amounts classified in terms of periods remaining to contractual repricing dates.

	Unaudited 30 September 2004					
	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,448,861	2,015	-	-	382,623	1,833,499
Trading and investment securities	939,388	5,164,048	1,732,535	205,413	208,236	8,249,620
Derivative financial instruments	-	-	-	-	30,538	30,538
Reserve requirements with the Central Bank of Turkey	1,758,893	-	-	-	-	1,758,893
Originated loans:						
- Loans and advances to customers	7,295,480	3,586,116	1,057,952	18	-	11,939,566
- Securities	3,177,256	3,762,410	1,056,260	-	-	7,995,926
Investments in associated companies	-	-	-	-	220,640	220,640
Property and equipment	-	-	-	-	676,627	676,627
Deferred tax assets	-	-	-	-	-	-
Other assets and pre-payments	37,844	-	-	-	123,387	161,231
Total assets	**14,657,722**	**12,514,589**	**3,846,747**	**205,431**	**1,642,051**	**32,866,540**
Customer deposits	15,784,628	1,942,416	168,695	15,592	3,587,855	21,499,186
Derivative financial instruments	-	-	-	-	801	801
Interbank money market deposits, funds borrowed and debt securities in issue	3,609,746	1,161,974	4,773	3,734	-	4,780,227
Income taxes payable	-	-	-	-	119,237	119,237
Deferred tax liabilities	-	-	-	-	11,040	11,040
Other liabilities and accrued expenses	2,535	12,289	92,824	-	498,011	605,659
Reserve for employment termination benefits	-	-	-	-	27,075	27,075
Total liabilities	**19,396,909**	**3,116,679**	**266,292**	**19,326**	**4,244,019**	**27,043,225**
Net repricing period gap, including minority interest	**(4,739,187)**	**9,397,910**	**3,580,455**	**186,105**	**(2,601,968)**	**5,823,315**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

31 December 2003	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Non-interest bearing	Total
Cash and due from banks	1,351,651	-	-	-	440,596	1,792,247
Trading and investment securities	3,181,872	2,662,912	3,662,738	265,614	177,718	9,950,854
Derivative financial instruments	-	-	-	-	209,610	209,610
Reserve deposits with the Central	-	-	-	-	-	-
Bank of Turkey	1,687,025	-	-	-	-	1,687,025
Originated Loans	-	-	-	-	-	-
- Loans and advances to customers	4,309,404	4,132,156	1,154,272	-	-	9,595,832
- Securities	1,139,245	4,518,099	2,069,285	-	-	7,726,629
Investment in associated companies	-	-	-	-	222,506	222,506
Property and equipment	-	-	-	-	698,532	698,532
Deferred tax assets	-	-	-	-	74,655	74,655
Other assets and prepayments	42,238	-	-	-	38,192	80,430
Total assets	**11,711,435**	**11,313,167**	**6,886,295**	**265,614**	**1,861,809**	**32,038,320**
Customer deposits	15,473,760	2,628,365	105,410	-	3,572,131	21,779,666
Derivative financial instruments	-	-	-	-	5,142	5,142
Funds borrowed and						
dept securities in issue	3,366,021	640,581	4,987	3,901	-	4,015,490
Income taxes payable	-	-	-	-	291,020	291,020
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities and accrued expenses	1,657	11,220	152,682	-	326,826	492,385
Reserve for employment	-	-	-	-	-	-
termination benefits	-	-	-	-	28,010	28,010
Total liabilities	**18,841,438**	**3,280,166**	**263,079**	**3,901**	**4,223,129**	**26,611,713**
Net repricing period gap, including minority interest	**(7,130,003)**	**8,033,001**	**6,623,216**	**261,713**	**(2,361,320)**	**5,426,607**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

The tables below summarise the range for effective average interest rates by major currencies for monetary financial instruments at 30 September 2004 and 31 December 2003:

	Unaudited 30 September 2004		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	1.79	2.07	-
-Time deposits in domestic banks	-	-	23.62
-Interbank money market placements	1.21	-	20.00
Reserve requirements with the Central Bank of Turkey	0.80	0.97	12.50
Trading securities -debt securities	5.36	9.44	25.08
Originated loans:			
- Loans and advances to customers	5.93	4.03	28.89
- Securities	5.74	-	28.81
Investment securities:			
-Available-for-sale -debt securities	10.84	3.81	27.66
Liabilities			
Customer deposits	2.28	2.46	17.65
Funds borrowed	3.37	2.85	18.13
Debt securities in issue	3.81	-	-

	31 December 2003		
	US$(%)	EUR(%)	Turkish lira(%)
Assets			
Cash and due from banks:			
-Time deposits in foreign banks	0.98	2.24	-
-Time deposits in domestic banks	-	-	25.70
-Interbank money market placements	0.62	-	-
Reserve requirements with the Central Bank of Turkey	0.41	0.80	16.00
Trading securities -debt securities	5.73	9.16	61.21
Originated loans:			
- Loans and advances to customers	5.82	4.13	43.20
- Securities	7.96	-	35.87
Investment securities:			
-Available-for-sale -debt securities	10.30	9.22	30.55
Liabilities			
Customer deposits	2.28	2.48	22.74
Funds borrowed	2.79	3.66	25.31
Debt securities in issue	3.56	-	-

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(f) Liquidity risk

The Bank is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits and guarantees. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Bank. The ability to fund the existing and prospective debt requirements is managed by maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit lines and the ability to close out market positions. It is unusual for banks ever to be completely matched since business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the Bank and its exposure to changes in interest rates and exchange rates. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are changed as necessary.

The table below analyses assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity dates.

	Unaudited 30 September 2004					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,831,484	2,015	-	-	-	1,833,499
Trading and investment securities	226,172	5,521,132	2,088,667	205,413	208,236	8,249,620
Derivative financial instruments	15,613	14,836	89	-	-	30,538
Reserve requirements with the Central Bank of Turkey	1,758,893	-	-	-	-	1,758,893
Originated loans:						
- Loans and advances to customers	5,027,979	3,402,885	3,470,554	38,148	-	11,939,566
- Securities	919,996	2,819,103	4,256,827	-	-	7,995,926
Investments in associated companies	-	-	-	-	220,640	220,640
Property and equipment	-	-	-	-	676,627	676,627
Other assets and pre-payments	161,231	-	-	-	-	161,231
Total assets	**9,941,368**	**11,759,971**	**9,816,137**	**243,561**	**1,105,503**	**32,866,540**
Customer deposits	19,372,483	1,942,416	168,695	15,592	-	21,499,186
Derivative financial instruments	462	309	30	-	-	801
Interbank money market deposits, funds borrowed and debt securities in issue	1,021,848	1,875,719	1,540,630	342,030	-	4,780,227
Income taxes payable	119,237	-	-	-	-	119,237
Deferred tax liabilities	-	-	11,040	-	-	11,040
Other liabilities and accrued expenses	500,547	12,289	92,823	-	-	605,659
Reserve for employment termination benefits	-	-	-	27,075	-	27,075
Total liabilities	**21,014,577**	**3,830,733**	**1,813,218**	**384,697**	**-**	**27,043,225**
Net liquidity gap, including minority interest	**(11,073,209)**	**7,929,238**	**8,002,919**	**(141,136)**	**1,105,503**	**5,823,315**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

Management believes that in spite of a substantial portion of deposits from individuals being short-term, diversification of these deposits by number and type of depositors together with the past experience of the Bank indicate that these deposits will provide a long-term and stable source of funding for the Bank. The major part of mandatory cash balances with the Central Bank of Turkey are included within the "demand and up to three months" column as the majority of liabilities to which these balances relate are also included in this category.

	31 December 2003					
	Demand and up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	No maturity	Total
Cash and due from banks	1,792,247	-	-	-	-	1,792,247
Trading and investment securities	2,102,395	2,897,336	4,507,791	265,614	177,718	9,950,854
Derivative financial instruments	105,180	104,261	169	-	-	209,610
Reserve deposits with the Central	-	-	-	-	-	-
Bank of Turkey	1,687,025	-	-	-	-	1,687,025
Originated Loans	-	-	-	-	-	-
- Loans and advances to customers	3,424,470	3,104,932	3,066,430	-	-	9,595,832
- Securities	3,645	4,428,039	3,294,945	-	-	7,726,629
Investment in associated companies	-	-	-	-	222,506	222,506
Property and equipment	-	-	-	-	698,532	698,532
Deferred tax assets	-	-	74,655	-	-	74,655
Other assets and prepayments	80,430	-	-	-	-	80,430
Total assets	**9,195,392**	**10,534,568**	**10,943,990**	**265,614**	**1,098,756**	**32,038,320**
Customer deposits	19,045,891	2,628,365	105,410	-	-	21,779,666
Derivative financial instruments	1,210	3,928	4	-	-	5,142
Funds borrowed and						
dept securities in issue	743,783	1,905,677	1,315,315	50,715	-	4,015,490
Income taxes payable	-	291,020	-	-	-	291,020
Deferred tax liabilities	-	-	-	-	-	-
Other liabilities and accrued expenses	328,484	11,220	152,681	-	-	492,385
Reserve for employment	-	-	-	-	-	-
termination benefits	-	-	-	28,010	-	28,010
Total liabilities	**20,119,368**	**4,840,210**	**1,573,410**	**78,725**	**-**	**26,611,713**
Net liquidity gap, including minority interest	**(10,923,976)**	**5,694,358**	**9,370,580**	**186,889**	**1,098,756**	**5,426,607**

(g) Operational risk

The most comprehensive meaning of operational risk is considered to be any risk which is not classified as market and credit risk. In managing operational risk, increasing the skills of the staff, improving the job technology and job definitions, establishing the necessary internal controls and various insurances are employed as main methods.

NOTE 3 - USE OF FINANCIAL INSTRUMENTS (Continued)

(h) Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Bank using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realise in a current market exchange.

A market does not presently exist for term loans and deposits which would facilitate obtaining prices for comparative instruments, and if sold or settled prior to their stated maturity dates, these instruments would bear transaction costs in the form of fees or discounts. Accordingly, fair value has not been computed for these instruments and net book amounts are considered to be a reasonable estimate of the fair value. Balances denominated in foreign currencies are translated at period-end exchange rates.

The following methods and assumptions were used to estimate the fair value of the Bank's financial instruments:

(i) Financial assets

The fair values of certain financial assets carried at cost, including cash and balances with the Central Bank of Turkey, due from other banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature.

The fair value of investment securities has been estimated based on market prices at balance sheet dates (Note 9).

The carrying value of loans and advances to customers, along with the related allowances for uncollectibility, is considered to approximate their fair value.

(ii) Financial liabilities

The fair values of deposits from banks and customers and other short-term borrowed funds are considered to approximate their respective carrying values due to their short-term nature.

Long-term borrowings, which are in principle at variable rates and denominated in foreign currencies, are translated at period-end exchange rates and accordingly their fair values approximate their carrying values.

(iii) Derivative financial instruments

The fair values of forward foreign exchange contracts and currency/interest rate swaps have been estimated based on quoted market rates prevailing at the balance sheet date (Notes 6 and 21).

(i) Fiduciary activities

The Bank provides custody services to third parties which involve the Bank in making allocation, purchase and sale decisions. Those assets that are held in a fiduciary capacity are not included in these financial statements. At 30 September 2004, the Bank has custody accounts amounting to TL16,165,200 billion in nominal value (31 December 2003: TL12,857,587 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 4 - CASH AND DUE FROM BANKS

	Unaudited 30 September 2004	31 December 2003
Cash funds:		
Cash on hand	226,046	230,299
Cash in transit	618	-
Purchased cheques	3,192	648
	229,856	**230,947**
Current accounts and demand deposits:		
Central Bank of Turkey	4,860	2,645
Foreign banks	147,879	206,974
Domestic banks	28	30
	152,767	**209,649**
Time deposits:		
Foreign banks	867,551	807,069
Domestic banks	96,256	110,557
	963,807	**917,626**
Interbank money market placements	**487,069**	**434,025**
Total cash and due from banks	**1,833,499**	**1,792,247**

At 30 September 2004, time deposits with domestic banks include securities obtained through agreements to resell (reverse repos) in the amount of TL89,209 billion (31 December 2003: TL108,369 billion).

Assets pledged as off-shore cash reserve and payment accounts in connection with long-term securitised borrowings from foreign institutions in the amount of US$1,116 million (31 December 2003: US$658 million), issue of trust certificates in the amount of US$100 million (31 December 2003: US$192 million) and various other borrowings received (Note 14) in time deposits in foreign banks are as follows:

	Unaudited 30 September 2004	31 December 2003
Long-term securitised borrowings	63,546	54,547
Debt securities in issue	17,967	22,877
	81,513	**77,424**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 4 - CASH AND DUE FROM BANKS (Continued)

Cash and cash equivalents included in the statements of cash flows for the period ended 30 September is as follows:

	Unaudited 30 September2004	Unaudited 30 September 2003
Cash and due from banks excluding accrued interest and blocked deposits	1,680,429	1,741,957
Trading and investment securities with original maturities of less than three months excluding accrued interest	32,982	448
	1,713,411	**1,742,405**

Due from banks includes the following related party bank balances:

	Type of Deposits	Unaudited 30 September 2004	31 December 2003
Sabancı Bank plc	Demand	2,963	11,688
	Time	-	62,449
Akbank International N.V.	Demand	2,011	-
	Time	-	-
BNP-AK Dresdner Bank A.Ş.	Demand	4	1,660
	Time	-	11,708
Total due from related party banks		**4,978**	**87,505**

NOTE 5 - TRADING SECURITIES

The breakdown of trading securities is as follows:

	Unaudited 30 September2004	31 December 2003
Government bonds denominated in foreign currency	3,766,558	5,529,633
Government bonds	203,629	1,847,649
Treasury bills	8,498	378,308
Eurobonds	541,258	693,007
Share certificates	26,914	356
	4,546,857	**8,448,953**

Eurobonds include securities pledged under repurchase agreements with financial institutions amounting to TL230,334 billion (31 December 2003:-).

Eurobonds amounting to TL255,924 billion (31 December 2003: TL217,512 billion) have been pledged as collateral with financial institutions.

Share certificates include listed equity shares of the bank's major shareholder, namely Hacı Ömer Sabancı Holding A.Ş. amounting to TL26,885 billion (31 December 2003: TL156 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

The Bank utilises the following derivative instruments:

"Currency forwards" represents commitments to purchase or to sell foreign and domestic currency, including undelivered spot transactions. "Foreign currency futures" are contractual obligations to receive or pay a net amount based on changes in currency rates or to buy or sell foreign currency at a future date at a specified price established in an organised financial market. Since future contracts are collateralised by cash or marketable securities and changes in the future contract value are settled daily with the exchange rate, the credit risk is negligible.

"Currency swaps" are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies. The Bank's "credit risks" represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counterparties using the same techniques as for its lending activities.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in foreign exchange rates and interest rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held are set out in the following table.

	Unaudited 30 September 2004 Fair values		31 December 2003 Fair values	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives held for trading:				
Foreign exchange derivatives				
Forward currency purchases and sales	730	(601)	632	(4,422)
Currency swap purchases and sales	29,808	(200)	208,978	(720)
Total derivative assets/(liabilities) held for trading	**30,538**	**(801)**	**209,610**	**(5,142)**

As also explained in Note 2 (d), even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in IAS 39, and are therefore treated as derivatives held for trading.

The notional amounts of forward currency purchases/sales and swap transactions are explained in detail in Note 21.

NOTE 7 - RESERVE REQUIREMENTS WITH THE CENTRAL BANK OF TURKEY AND LIQUIDITY REQUIREMENTS

The reserve requirements and liquidity requirements are promulgated by communiqués issued by the Central Bank of Turkey ("the Central Bank").

The amounts of both the reserve requirements and liquidity requirements are computed on the basis of the same liabilities identified and, at the rates prescribed in the related regulations. The Bank is in conformity with the following reserve requirements and liquidity requirements at 30 September 2004 and at 31 December 2003.

	Reserve requirement rate	Liquidity requirement rate
Turkish lira liabilities	6%	4%
Foreign currency liabilities	11%	1%

The reserve requirements are to be maintained as cash in special Turkish lira accounts for Turkish lira liabilities and; in special US$ and EUR accounts for respective foreign currency liabilities with the Central Bank. Both such Turkish lira and foreign currency reserves maintained with the Central Bank earn interest on a quarterly basis at the rates determined by the Central Bank.

The liquidity requirement should be maintained as government bonds and treasury bills in special accounts with the Central Bank.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 8 - ORIGINATED LOANS

Loans and advances to customers:	**Unaudited 30 September2004**	**31 December 2003**
Consumer loans and credit cards	4,191,521	2,852,441
Project finance loans	1,770,503	1,846,720
Wholesaling	1,192,724	604,295
Financial institutions	958,469	1,130,871
Automotive	423,256	429,922
Chemicals	356,217	527,434
Food and beverage	328,696	112,741
Steel and mining	308,391	155,551
Telecommunication	251,542	195,525
Textile	246,337	199,504
Small-scale retailers	126,107	341,594
Electronics	106,677	81,396
Construction	89,240	15,940
Agriculture and forestry	55,961	16,954
Tourism	26,694	20,259
Other	1,453,155	1,003,492
Performing loans	11,885,490	9,534,639
Non performing loans	152,570	120,867
Total loans and advances to customers	12,038,060	9,655,506
Accrued interest receivable	173,826	187,843
Allowance for loan losses	(272,320)	(247,517)
Net loans and advances to customers	**11,939,566**	**9,595,832**

Project finance loans represent long-term loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic.

The Bank has provided allowance for non-performing loans which amount to TL152,570 billion (31 December 2003: TL120,867 billion) comprising 1.27% (31 December 2003: 1.25%) of the total loans outstanding at 30 September 2004 and; for other components of the loan portfolio which is considered as adequate to cover the inherent risk of loss present in the lending relationship.

Movements in the provision for loan losses for the nine-month period ended 30 September 2004 and for the year ended 31 December 2003 are as follows:

	Unaudited 30 September2004	**31 December 2003**
Balance at beginning of period	**247,517**	**179,843**
- Gross provisions	89,953	50,018
- Recoveries	(42,193)	(43,346)
- Written-off	(5,567)	(9,650)
Net specific provision for the period	42,193	(2,978)
Net additional provision for the period	4,534	93,645
Monetary gain	(21,924)	(22,993)
Balance at end of period	**272,320**	**247,517**

The aggregate amount of non-performing loans on which interest is not being accrued amounted to TL152,570 billion at 30 September 2004 (31 December 2003: TL120,867 billion).

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

Loans and advances to related parties are as follows:

	Unaudited 30 September2004	31 December 2003
Loans and advances to related parties	504,603	603,680
Less: Cash collateral provided	(188,252)	(313,101)
Net loans and advances to related parties	**316,351**	**290,579**

Loans and advances to related parties were negotiated on the same basis as loans to unrelated customers.

The counterparty basis breakdown of net loans and advances to related parties is as follows at 30 September 2004 and 31 December 2003:

Related party name	Unaudited 30 September2004	31 December 2003	Major foreign partner, if any	% of foreign ownership, if any	% of publicly traded shares, if any
Carrefour Sabancı Ticaret Merkezi A.Ş.	5,662	7,344	Centre de Coordination Carrefour SNC	60	-
- Loan	*193,914*	*320,445*			
- Less: Cash collateral provided	*(188,252)*	*(313,101)*			
Dupont Sabancı International LLC	37,800	39,013	E.I. Dupont	50	-
Exsa Export Sanayi Mamülleri Satış ve Araştırma A.Ş.	31	36,646	-	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	21,836	35,495	E.I. Dupont	42	16
Dupont Sabancı Polyester Europe B.V.	37,030	-	E.I. Dupont	50	-
Yünsa Yünlü Sanayi ve Tic. A.Ş.	26,191	18,084	-	-	16
Pilsa Plastik Sanayi ve Ticaret A.Ş.	19,358	14,744	-	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	1,055	12,606	-	-	24
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	56,755	11,342	-	-	-
Interkordsa GmbH	5,825	10,719	E.I. Dupont	34	-
Insa A.Ş.	8,483	10,610	-	-	-
Teknosa İç ve Dış Ticaret A.Ş.	23,914	10,013	-	-	-
Temsa Termo Mekanik Sanayi ve Ticaret A.Ş.	14,143	6,873	-	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	7,882	5,464	-	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	276	3,364	Toyota Motor, Mitsui Co.	35	-
Enerjisa Enerji Üretim A.Ş.	973	2,868	E.I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert	14	-
Marsa Kraft Jacobs Suchard Sabancı Gıda Sanayi ve Ticaret A.Ş.	8,126	1,675	Kraft Foods	50	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1,195	1,132	Brigedstone Co.	43	10
Sabancı Telekominikasyon Hizmetleri A.Ş	3,802	6,657	-	-	-
Oysa Çimento Sanayi ve Ticaret. A.Ş	3,728	4,047	-	-	-
Others	32,286	51,883	-		
Net loans and advances to related parties	**316,351**	**290,579**			

The breakdown of the net related party loans and advances granted to the Sabancı Group companies with foreign partnership, and those companies whose shares are publicly traded in Istanbul Stock Exchange ("listed companies") is as follows:

	Unaudited 30 September 2004		31 December 2003	
	Amount	%	Amount	%
Provided to Sabancı Group companies with foreign partnership and listed companies	173,565	55	164,893	57
Provided to other related parties	142,786	45	125,686	43
Net related party loans and advances	**316,351**	**100**	**290,579**	**100**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 8 - ORIGINATED LOANS (Continued)

As at 30 September 2004, total interest income earned from related parties is TL24,862 billion (30 September 2003: TL41,301 billion).

Loans and advances to the public sector and private sector are as follows:

	Unaudited 30 September 2004	31 December 2003
Public sector (including State Economic Enterprises)	2,105,530	2,475,304
Private sector	9,932,530	7,180,202
Total loans and advances to customers	**12,038,060**	**9,655,506**

Securities:

	Unaudited 30 September 2004	31 December 2003
Foreign currency indexed government bonds	1,016,002	1,991,843
Government bonds	2,381,670	4,039,757
Government bonds denominated in foreign currency	4,447,556	1,695,029
Treasury bills	150,698	-
Total originated securities	**7,995,926**	**7,726,629**

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL551,844 billion (31 December 2003: TL658,221 billion).

The fair values of originated securities amount to TL8,000,117 billion (31 December 2003: TL7,926,649 billion) at 30 September 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 9 - INVESTMENT SECURITIES

	Unaudited 30 September 2004	31 December 2003
Securities available-for-sale:		
Debt securities		
- Government bonds	3,446,923	1,255,826
- Eurobonds	67,048	68,715
- Treasury bills	7,469	-
Equity securities		
- Listed	21,593	16,387
- Unlisted	159,730	160,973
Total securities available-for-sale	**3,702,763**	**1,501,901**
Total investment securities	**3,702,763**	**1,501,901**

As explained in Note 2 (e) unrealised gain and losses arising from changes in the fair value of securities classified as "available-for-sale" are recognised as "other reserves" in the shareholders' equity unless there is a permanent decline in the fair values of such assets, which are charged to the income statement.

The breakdown of available-for-sale equity securities at 30 September 2004 and 31 December 2003 is as follows:

	Share (%)		Carrying amount		
Listed:	**Unaudited 30 September 2004**	**31 December 2003**	**Unaudited 30 September 2004**	**31 December 2003**	**Business**
Türkiye Sınai Kalkınma Bankası A.Ş.	6.45	6.45	10,565	8,805	Investment banking
Ak Yatırım Ortaklığı A.Ş.	45.62	45.62	11,028	7,582	Investment management
			21,593	**16,387**	
Unlisted:					
Akbank International N.V.	100.00	100.00	99,684	99,684	Banking
Ak Emeklilik A.Ş.	73.35	73.35	25,753	25,753	Life insurance
Temsa Termo Mekanik Sanayi ve Tic.A.Ş.	14.89	14.89	25,650	25,650	Automotive
Ak Portföy Yönetimi A.Ş.	99.99	99.99	3,448	3,448	Portfolio management
Ak Global Funding B.V.	100.00	100.00	51	51	Finance
Others			5,144	6,387	
			159,730	**160,973**	

Akbank International N.V. was established in December 2000 as a banking subsidiary in the Netherlands. In December 2001, the Bank purchased majority shares of Ak Emeklilik A.Ş., the life insurance and retirement company.

Ak International N.V., Ak Portföy Yönetimi A.Ş., Ak Emeklilik A.Ş. and Ak Global Funding B.V. are not consolidated due to immateriality. Similarly, Ak Yatırım Ortaklığı A.Ş. is not accounted under the equity method of accounting due to immateriality.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 10 - INVESTMENTS IN ASSOCIATED COMPANIES

	Unaudited 30 September 2004	31 December 2003
Opening net book amount	222,506	232,125
Share of results	13,825	23,006
Dividends paid by the associated companies	(13,208)	(5,804)
Exchange differences	(2,483)	(26,821)
Balance at end of period	**220,640**	**222,506**

The list of associates is as follows:

	Share (%)	Unaudited 30 September 2004	31 December 2003
Sabancı Bank plc	37.00	143,906	142,174
BNP-AK Dresdner Bank A.Ş.	39.99	76,734	80,332
		220,640	**222,506**

The Bank does not exert control over the financial and operating policy decisions of the above banks.

Where necessary, the accounting policies used by the associates have been changed to ensure consistency with the policies adopted by the Bank.

NOTE 11 - PROPERTY AND EQUIPMENT

	Land and buildings	Equipment and vehicles	Constructions in progress	Leasehold improvements	Total
At 31 December 2003					
Cost	668,001	739,609	4,639	27,263	1,439,512
Accumulated depreciation	(164,765)	(558,796)	-	(17,419)	(740,980)
Net book amount	**503,236**	**180,813**	**4,639**	**9,844**	**698,532**
Period ended 30 September 2004 (Unaudited)					
Opening net book amount	503,236	180,813	4,639	9,844	698,532
Additions	10,942	23,641	25,648	7	60,238
Transfers	-	-	-	-	-
Disposals	(1,386)	(953)	(340)	-	(2,679)
Depreciation charge	(14,925)	(62,282)	-	(2,257)	(79,464)
Closing net book amount	**497,867**	**141,219**	**29,947**	**7,594**	**676,627**
At 30 September 2004 (Unaudited)					
Cost	677,270	754,297	29,947	27,270	1,488,784
Accumulated depreciation	(179,403)	(613,078)	-	(19,676)	(812,157)
Net book amount	**497,867**	**141,219**	**29,947**	**7,594**	**676,627**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 12 - OTHER ASSETS AND PRE-PAYMENTS

The principal components of other assets and pre-payments are as follows:

	Unaudited 30 September 2004	31 December 2003
Receivables from credit card payments	48,074	18,720
Pre-payments	8,246	17,278
Fund management fee accrual	8,758	8,181
Other	96,153	36,251
	161,231	**80,430**

NOTE 13 - CUSTOMER DEPOSITS

The breakdown of deposits according to type and maturity is as follows:

	Unaudited 30 September 2004			31 December 2003		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Saving deposits	2,000,358	12,915,160	14,915,518	1,960,192	13,058,523	15,018,715
Funds deposited under repurchase agreements	-	1,094,197	1,094,197	-	759,318	759,318
Commercial deposits	1,387,875	2,767,695	4,155,570	1,375,235	2,906,867	4,282,102
Bank deposits	52,903	1,099,269	1,152,172	105,207	1,361,620	1,466,827
Other	146,719	35,010	181,729	131,497	121,207	252,704
	3,587,855	**17,911,331**	**21,499,186**	**3,572,131**	**18,207,535**	**21,779,666**

The Bank has undertaken various business transactions with Sabancı Holding Group companies and other related parties during the period. At 30 September 2004, deposits of TL1,514,059 billion (31 December 2003: TL1,269,217 billion) were from Sabancı Holding Group companies and other related parties. The total interest expense paid to related party deposits is TL184,315 billion (30 September 2003: TL217,208 billion) for the period ended 30 September 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE

	Unaudited 30 September 2004	31 December 2003
Interbank money market deposits		
- Turkish lira	3,002	-
- Foreign currency	-	-
Interbank money market deposits	**3,002**	**-**

	Unaudited 30 September 2004	31 December 2003
Domestic banks		
- Turkish lira	61,731	38,693
- Foreign currency	23,912	15,839
Foreign institutions	4,539,694	3,660,309
Funds borrowed	**4,625,337**	**3,714,841**

Funds borrowed from domestic banks represent funds obtained from Turkish Eximbank to finance certain export loans given to customers, under prevailing regulations.

In October 2002 the Bank obtained a long-term project finance loan facility from International Finance Corporation ("IFC") at an amount of US$55 million. The facility is composed of two parts, "A1 loan" and "A2 loan". The amount of "A1 loan" is US$30 million with an interest rate of Libor+3.5% and; the amount of "A2 loan" is US$25 million with an interest rate of Libor+3.25%. "A1 loan" will be repaid in four equal instalments starting in September 2007 through March 2009 and, "A2 loan" will be repaid in four equal instalments starting in September 2005 through March 2007. In October 2003, the Bank obtained a second long term project finance facility ("B loan") from "IFC". The amount of "B loan" is US$100 million with an interest rate of Libor+2.5%. The total amount of the "B loan" will be repaid in September 2006.

As at 30 September 2004 funds borrowed from foreign institutions include two syndicated credit facilities the first of which is in the amount of US$450 million, equivalent of TL680,400 billion with an interest rate of Libor+0.65% provided by 52 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 29 November 2004 and the second of which is in the amount of US$500 million, equivalent of TL756,000 billion with an interest rate of Libor+0.55% provided by 63 international banks with Sumitomo Mitsui Banking Corporation acting as agent, and matures on 8 August 2005.

In November 1999, the Bank finalised a structured finance deal of US$400 million by securitising its foreign currency denominated present and future remittances (international payment orders, cash against goods, letter of credit reimbursement rights, cash against documents and other amounts in deposit accounts). The Bank obtained further tranches related with the same deal in the amount of US$1,025 million during 2000 through 2004. Interest rates on tranches vary between Libor+0.5% and Libor+2.4%. At 30 September 2004, the outstanding principal amount of the securitisation deal amounts to US$846 million after the repayment of US$579 million between 2000 and 2004.

The repayment schedule of this structured finance deal is as follows:

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

	Unaudited 30 September 2004		31 December 2003	
	US$ (000)	TL billion	US$ (000)	TL billion
2004	29,167	44,100	91,667	143,042
2005	143,750	217,350	143,750	224,316
2006	216,666	327,600	208,333	325,098
2007	176,042	266,175	133,333	208,062
2008	152,083	229,950	81,250	126,787
2009	62,500	94,500	-	-
2010	37,500	56,700	-	-
2011	28,125	42,525	-	-
Accrued interest payable		1,698		1,249
Total	**845,833**	**1,280,598**	**658,333**	**1,028,554**

In June 2004, the Bank obtained US$270 million with an interest of Libor+0.55% as a new tranche related with the foreign currency denominated credit card securitisation programme.

The repayment schedule of this tranche is as follows:

	Unaudited 30 September 2004		31 December 2003	
	US$ (000)	TL billion	US$ (000)	TL billion
2004	8,000	12,096	-	-
2005	40,000	60,480	-	-
2006	12,000	18,144	-	-
2007	-	-	-	-
2008	14,588	22,057	-	-
2009	63,250	95,634	-	-
2010	71,882	108,686	-	-
2011	60,280	91,143	-	-
Accrued interest payable		2,347		-
Total	**270,000**	**410,587**	**-**	**-**

Debt securities in issue

In July 1998, the Bank securitised its foreign currency denominated present and future credit card receivables for the issue of certificates amounting to US$250 million in total. The repayment of the first tranche amounting to US$250 million was completed as of 30 June 2004. In March 2001, a second tranche of US$100 million with an interest rate of Libor+0.5% was raised through additional issue of trust certificates. The repayment schedule of the trust certificates in issue is as follows:

NOTE 14 - FUNDS BORROWED AND DEBT SECURITIES IN ISSUE (Continued)

	Unaudited 30 September 2004		31 December 2003	
	US$ (000)	TL billion	US$ (000)	TL billion
2004	-	-	50,389	78,630
2005	-	-	41,196	64,285
2006	37,500	56,700	37,500	58,517
2007	50,000	75,600	50,000	78,023
2008	12,500	18,900	12,500	19,506
Accrued interest payable		688		1,688
Total	**100,000**	**151,888**	**191,585**	**300,649**

NOTE 15 - TAXATION

	Unaudited 30 September 2004	31 December 2003
Income taxes currently payable	308,854	876,681
Prepaid taxes	(189,617)	(585,661)
Income taxes (recoverable)/payable	**119,237**	**291,020**
Deferred tax assets	54,810	107,114
Deferred tax liabilities	(65,850)	(32,459)
Deferred tax (liabilities)/assets-net	**(11,040)**	**74,655**

Turkish tax legislation does not permit a parent Bank and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the consolidated financial statements, have been calculated on a separate-entity basis.

Corporation tax is payable at a rate of 33% (30% for the following fiscal years) on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base has been stipulated by Law No. 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative increase in the Wholesale Price Index ("WPI") is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. At each quarter end subject to advance tax payments, the above WPI increase criteria will be considered. If the WPI index increase criteria that necessitates the application of inflation accounting is met in any one of the quarters in a fiscal year, the inflation accounting principles will be applied for the whole year, including the prior quarters. At 30 September 2004, since the conditions for the application of inflation accounting were realized, the Bank has calculated and accounted its tax provision in accordance with the inflation accounting principles.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 15 - TAXATION (Continued)

Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 11% (10% effective from 1 January 2004). An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 33% (30% for the following fiscal years) on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, if such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL6 billion are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Corporations file their tax returns within the 15th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Reconciliation between the expected and the actual taxation charge is stated below:

	Unaudited 30 September 2004	**Unaudited 30 September 2003**
Income before income taxes and minority interest	1,239,091	1,872,298
Theoretical tax charge at the applicable tax rate 33% (30 September 2003: 30%)	408,900	561,689
Tax effect of items which are not deductible or assessable for taxation purposes:		
Income exempt from taxation	(40,100)	(15,797)
Non-deductible expenses	2,029	7,572
Non-temporary elements of monetary gains and losses	21,860	66,468
Inflation effect on deferred tax balances at the beginning of the period	362	6,152
Total tax charge for the period	**393,051**	**626,084**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 15 - TAXATION (Continued)

Deferred taxes

Deferred income taxes are calculated on temporary differences that are expected to be realised or settled based on the taxable income under the liability method using enacted tax rates of between 30% and 40%.

The deferred tax asset and liability represents the tax effect of temporary differences arising due to the different treatment of certain items of income and expenses included in the financial statements compared to the local tax return, in accordance with the applicable tax law. The temporary differences giving rise to deferred income tax assets and deferred tax liabilities are as follows:

	Cumulative temporary differences		Deferred tax assets/(liabilities)	
	Unaudited 30 September 2004	**31 December 2003**	**Unaudited 30 September2004**	**31 December 2003**
Provision for loan losses	(98,537)	(126,648)	32,517	37,995
Employment termination benefits	(27,075)	(28,010)	8,123	8,403
Impairment on property and equipment	(24,330)	(24,330)	7,299	7,299
Other provisions	(13,611)	(28,562)	4,491	8,569
Other temporary differences	(7,208)	(15,071)	2,380	4,523
Valuation difference on trading and investment securities	-	(134,420)	-	40,325
Deferred tax assets	**170,761**	**357,041**	**54,810**	**107,114**
Reversal of country risk provision	69,954	73,102	(27,982)	(29,240)
Difference between carrying value and tax base of property and equipment	63,192	10,726	(18,958)	(3,219)
Valuation difference on trading and investment securities	57,519	-	(18,910)	-
Deferred tax liabilities	**190,665**	**83,828**	**(65,850)**	**(32,459)**
Deferred tax (liabilities)/assets-net	**19,904**	**(273,213)**	**(11,040)**	**74,655**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 16 - OTHER LIABILITIES AND ACCRUED EXPENSES

The principal components of other liabilities and accrued expenses are as follows:

	Unaudited 30 September 2004	31 December 2003
Cheques payable to clearing house on behalf of customers	154,552	-
Unearned commission income	100,445	153,961
Payment orders to correspondent banks	51,525	13,309
Non-income related taxes and withholdings	45,388	58,618
Import deposits and transfer orders	40,136	46,019
Bonus liability to customers	36,569	31,393
Saving deposits insurance fund premium	18,445	58,965
Blocked deposits	14,819	11,283
Leasing payable	7,208	11,654
Other	136,572	107,183
	605,659	**492,385**

Unearned commission income is related with commissions received on long-term project finance loans extended in relation to the infrastructural constructions under the management and guarantee of the Undersecretariat of the Treasury of the Turkish Republic. These commissions are amortised and income is recognised during the terms of respective loans.

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

Under the Turkish Labor Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement. The amount payable consists of one month's salary limited to a maximum of TL 1,574,740,000 in full TL amount, (31 December 2003: TL1,389,950,000 in full TL amount, in terms of the purchasing power at 31 December 2003) for each year of service.

The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees.

IAS 19 "Employment Benefits" requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability as at 30 September 2004 and 31 December 2003:

	Unaudited 30 September 2004	31 December 2003
Discount rate (%)	6	6
Turnover rate to estimate the probability of retirement (%)	4	4

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 17 - RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (Continued)

Additionally, the principal actuarial assumption is that the maximum liability of TL1,574,740,000 in full TL amount, for each year of service would increase in line with inflation. Thus the discount rate applied represents the expected real rate after adjusting for the effects of future inflation.

Movement in reserve for employment termination benefits during the period is as follows:

	Unaudited 30 September 2004	31 December 2003
1 January	28,010	23,960
Paid during the period	(8,015)	(15,662)
Increase during the period	9,466	23,121
Monetary gain	(2,386)	(3,409)
	27,075	**28,010**

NOTE 18 - SHARE CAPITAL

The historic amount of share capital of the Bank is TL1,500,000 billion (31 December 2003: TL 1,200,000 billion) and consists of 1,500,000,000,000 (31 December 2003: 1,200,000,000,000) authorized shares with a nominal value of TL1,000 each.

The Bank's authorized capital amounts to TL2,500,000 billion at 30 September 2004 (31 December 2003: TL2,500,000 billion).

The issued and fully paid-in share capital held is as follows:

	Unaudited 30 September 2004		31 December 2003	
	Share (%)	TL billion	Share (%)	TL billion
Sabancı Group, family and related companies:				
Hacı Ömer Sabancı Holding A.Ş. and related companies	41.2	617,191	41.2	493,753
Sabancı family	24.5	368,226	27.0	324,301
Total Sabancı Group, family and related companies	65.7	985,417	68.2	818,054
Other	34.3	514,583	31.8	381,946
Historical share capital		1,500,000		1,200,000
Adjustment to share capital		2,509,166		2,509,095
Total paid-in share capital		**4,009,166**		**3,709,095**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 18 - SHARE CAPITAL (Continued)

The adjustment to share capital represents the restatement effect of cash and cash equivalent contributions to share capital in terms of equivalent purchasing power at 30 September 2004 after elimination of the accumulated deficit.

Following the BRSA approval and in line with the resolution of the General Assembly of the Shareholders of the Bank, which was held on 17 July 2002, in the inflation adjusted statutory financial statements the Bank has eliminated accumulated deficit and the corresponding amount of legal and extraordinary reserves and adjustment to share capital. Accordingly the effects of this elimination transaction have also been reflected in these financial statements, which are prepared on the basis of IFRS and; accumulated deficit of TL1,391,120 billion has been eliminated against the adjustment to share capital.

The Articles of Association of the Bank establish 564 founders' shares and 1,974 usufruct shares. In accordance with the Articles of Association, 10% of the remaining distributable profit is distributed to founders' shares after appropriation of the legal reserves and after the distribution of the first dividends equalling 5% of the paid-in share capital. In the event of liquidation, a portion of the liquidation shares is assigned to the founders' shares and usufruct shares.

NOTE 19 - RETAINED EARNINGS AND LEGAL RESERVES

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5% of net income, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit. It may be used to absorb losses.

After deducting taxes and setting aside the legal reserves as discussed above, the remaining balance of net profit is available for distribution to shareholders. In accordance with the Articles of Association, dividends are also paid to holders of usufruct shares in an amount of 10% of the remaining distributable profit after appropriation of the legal reserves and after distributing the first dividend equalling 5% of the paid-in-share capital. Also, in accordance with the Articles of Association, bonuses to chairman and members of the Board of Directors are limited to a maximum of 2% of the remaining balance; the average percentage of such distributions in the last five years was 0.02%.

Starting from 2002, the lower of non-inflation adjusted historical profits or profits arising in the inflation adjusted statutory financial statements can be subjected to the profit appropriation and distribution. At 30 September 2004, the Bank has reported a net income of TL883,884 billion in its non-consolidated inflation adjusted statutory financial statements, which is subject to distributions and appropriations as explained above.

In 2003, the Bank established and announced a dividend distribution policy, and in accordance with this policy the Bank will distribute minimum 30% and maximum 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 20 - OPERATING EXPENSES

	Unaudited 30 September 2004	Unaudited 30 September 2003
Employee costs	219,345	218,652
Marketing and advertisement expenses	95,412	81,453
Depreciation and amortisation	79,464	68,024
Saving deposits insurance fund	55,726	49,737
Communication expenses	53,011	32,253
Sundry taxes and duties	37,813	41,030
Computer maintenance and support expenses	31,660	39,376
Heating, lighting and water expenses	11,192	11,414
Repair and maintenance expenses	8,484	9,407
Stationery expenses	8,109	12,287
Other	118,939	87,831
	719,155	**651,464**

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of banking activities, the Bank undertakes various commitments and incurs certain contingent liabilities that are not presented in these consolidated balance sheets, including letters of guarantee, acceptance credits, letters of credit and off-balance sheet derivative instruments. The management does not expect any material losses as a result of these transactions. The following is a summary of significant commitments and contingent liabilities:

Legal proceedings

At 30 September 2004, there are a number of legal proceedings outstanding against the Bank, for which TL6,296 billion (31 December 2003: TL9,041 billion) of provision has been made.

Commitments for resale and repurchase of marketable securities:

The Bank's commitments for resale and repurchase of marketable securities (government bonds, treasury bills and Eurobonds) at 30 September 2004 are as follows. As explained in Note 2 (g), repurchase agreements ("repos") are retained in these consolidated financial statements as trading or investment securities or securities originated and the counterparty liability is included in customer deposits. Securities purchased under agreements to resell are recorded as due from banks.

	Unaudited 30 September 2004			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	904,120	598	191,505	**1,096,223**
Resale commitments	89,209	-	-	**89,209**

	31 December 2003			
	Up to 1 month	1 to 3 months	3 to 12 months	Total
Repurchase commitments	757,886	1,728	132	**759,746**
Resale commitments	108,458	-	-	**108,458**

Included in the repurchase commitments were TL28,773 billion (31 December 2003: TL16,013 billion) of repurchase agreements made with Sabancı Holding Group companies and other related parties at 30 September 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to forward currency purchase/sale and swap transactions:

The breakdown of forward currency purchase/sale and swap transactions at 30 September 2004 and 31 December 2003 is as follows:

		Unaudited 30 September 2004		31 December 2003	
		Foreign currency	TL billion	Foreign currency	TL billion
Forward currency purchases	EUR	16,291,156	30,413	6,013,025	11,730
	JPY	1,976,761,280	26,971	95,000,000	1,386
	TL billion	-	50,927	-	2,566
	US$	3,392,000	5,129	13,802,260	21,539
	CHF	825,000	991	2,825,000	3,534
	GBP	-	-	100,000	277
			114,431		**41,032**
Currency swap purchases	EUR	1,174,526,151	2,192,683	1,291,565,517	2,519,703
	GBP	57,000,000	155,123	93,000,000	257,594
	US$	11,717,280	17,716	45,121,000	70,409
			2,365,522		**2,847,706**
Spot purchases	US$	9,783,450	14,793	29,191,132	45,551
	EUR	12,462,803	23,266	21,773,990	42,479
	TL billion	-	10,893	-	-
	GBP	-	-	-	-
	JPY	-	-	107,000,000	1,561
			48,952		**89,591**
Total purchases			**2,528,905**		**2,978,329**
Forward currency sales	EUR	24,995,408	46,663	6,901,859	13,464
	JPY	1,976,761,280	26,971	95,000,000	1,386
	US$	19,250,000	29,106	7,878,559	12,295
	TL billion	-	9,297	-	16,529
	CHF	-	-	2,000,000	2,501
			112,037		**46,175**
Currency swap sales	US$	1,538,596,561	2,326,358	1,671,663,680	2,608,568
	EUR	9,004,396	16,810	41,063,631	80,110
	GBP	-	-	1,000,000	2,770
	TL billion	-	-	-	891
			2,343,168		**2,692,339**
Spot sales	EUR	4,662,456	8,704	202,642	396
	TL billion	-	5,740	-	43,411
	US$	21,618,500	32,687	26,507,113	41,364
	JPY	20,000,000	273	-	-
	NOK	-	-	4,000,000	927
	AUD	-	-	600,000	700
	DEK	4,000,000	1,003	-	-
	GBP	75,000	205	500,000	1,385
	CHF	-	-	-	-
	SEK	-	-	4,000,000	860
			48,612		**89,043**
Total sales			**2,503,817**		**2,827,557**

The above table summarizes the Bank's forward, swap and spot transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The related party balances in forward currency purchase/sale and swap transactions are as follows:

	Unaudited 30 September 2004			31 December 2003		
	Turkish lira	Foreign currency	Total	Turkish lira	Foreign currency	Total
Forward currency purchases	32,029	23,698	55,727	-	8,301	8,301
Forward currency sales	(779)	(53,262)	(54,041)	-	(8,730)	(8,730)
Swap currency purchases	-	248,870	248,870	-	477,188	477,188
Swap currency sales	-	(246,388)	(246,388)	-	(446,761)	(446,761)
Net position	**31,250**	**(27,082)**	**4,168**	**-**	**29,998**	**29,998**

Maturity analysis for forward currency purchase/sale and swap transactions is as follows:

	Unaudited 30 September 2004				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	24,131	40,228	50,072	-	114,431
Swap purchases	685,297	254,842	1,422,138	3,245	2,365,522
Total purchases	**709,428**	**295,070**	**1,472,210**	**3,245**	**2,479,953**
Forward sales	24,173	39,219	48,645	-	112,037
Swap sales	675,502	255,599	1,408,890	3,177	2,343,168
Total sales	**699,675**	**294,818**	**1,457,535**	**3,177**	**2,455,205**

	31 December 2003				
	Up to 1 Month	1-3 Months	3-12 Months	Over 1 year	Total
Forward purchases	14,238	11,954	14,840	-	41,032
Swap purchases	1,198,021	435,100	1,212,638	1,947	2,847,706
Total purchases	**1,212,259**	**447,054**	**1,227,478**	**1,947**	**2,888,738**
Forward sales	14,205	12,186	19,784	-	46,175
Swap sales	1,148,873	415,159	1,126,360	1,947	2,692,339
Total sales	**1,163,078**	**427,345**	**1,146,144**	**1,947**	**2,738,514**

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Credit related commitments:

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Documentary and commercial letters of credit, which are written undertakings by the Bank on behalf of a customer authorising a third party to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under guarantees and standby letters of credit are considerably less than the amount of the commitment because the Bank does not generally expect the third party to draw funds under the agreement.

The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

The following table shows the outstanding credit related commitments of the Bank at 30 September 2004 and 31 December 2003:

	Unaudited 30 September 2004			31 December 2003		
	Up to 1 year	Over 1 year	Total	Up to 1 year	Over 1 year	Total
Letters of guarantee issued by the Bank						
- Turkish lira	207,878	810,164	1,018,042	30,711	859,267	889,978
- Foreign currency	341,568	656,724	998,292	86,040	568,457	654,497
Acceptance credits						
- Turkish lira	15	-	15	2	-	2
- Foreign currency	6,305	17,604	23,909	5,781	3,330	9,111
Letter of credit						
- Foreign currency	605,636	177,576	783,212	472,246	107,974	580,220
Other guarantees						
- Turkish lira	11,482	9,318	20,800	3,195	1,659	4,854
- Foreign currency	1,379	-	1,379	655	341	996
	1,174,263	**1,671,386**	**2,845,649**	**598,630**	**1,541,028**	**2,139,658**

Included in the letters of guarantee and acceptance credits of TL429,812 billion (31 December 2003 TL406,145 billion) guarantees were to related parties at 30 September 2004.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The economic sector risk concentrations for outstanding credit related commitments of the Bank were as follows:

	Unaudited 30 September 2004	31 December 2003
Chemicals	418,470	300,310
Wholesaling	304,901	326,262
Small-scale retailers	204,481	136,067
Electronics	201,056	132,551
Telecommunication	190,105	3,475
Electricity, gas, water	164,481	196,848
Financial institutions	161,497	231,642
Steel and mining	152,136	42,985
Other manufacturing	139,632	58,610
Automotive	86,240	131,777
Textile	85,336	35,835
Construction	58,539	35,836
Food and beverage	24,450	14,190
Transportation	21,533	12,505
Agriculture and forestry	15,025	13,677
Tourism	7,071	7,151
Other	610,696	459,937
	2,845,649	**2,139,658**

NOTE 22 - MUTUAL FUNDS

At 30 September 2004 the Bank manages twelve (31 December 2003: twelve) mutual funds ("Funds") which were established under Capital Markets Board Regulations. At 30 September 2004, the Funds' investment portfolio includes government bonds, treasury bills and share certificates of TL3,447,477 billion (31 December 2003: TL3,144,291 billion). In accordance with the Funds' statute, the Bank purchases and sells marketable securities for the Funds, markets their participation certificates and provides other services and charges management fees ranging from 0.010% to 0.012%. At 30 September 2004, management fees and commission earned by the Bank amounted to TL81,960 billion (30 September 2003: TL40,218 billion).

NOTE 23 - SEGMENT REPORTING

The Bank is organised in five main business segments:

i) Retail banking - The Bank offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services. The Bank's line of retail banking products and services also include bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

ii) Corporate banking - Corporate banking serves financial solutions and banking services to large and medium - scale corporate customers. Among the products and services offered to corporate and commercial customers are Turkish Lira and foreign currency denominated working capital loans, medium - term financing for investments, foreign trade financing, export factoring, project finance loans, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customer request, the Bank delivers cash management services that include collection and payment services and liquidity and information management.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 23 - SEGMENT REPORTING (Continued)

iii) Private banking - Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

iv) The Treasury Unit consists of TL Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Special Products Group. The purpose of the Treasury Unit is to generate maximum profit by managing foreign exchange and interest rate risks within the risk parameters set by the Executive Risk Committee. The Unit manages the short and long-term liquidity and the fund surplus of the Bank, taking into consideration market conditions and the country's economic conjuncture. Treasury Unit trades in Turkish lira and foreign currency instruments on a spot and forward basis and trades in domestic securities together with foreign securities with AAA rating. In addition, the Unit carries out pricing and marketing activities of treasury products for corporate customers.

v) International banking - The Bank provides services for foreign trade financing, foreign currency and Turkish lira clearances. The international banking unit seeks out long-term funding opportunities at prices below that fully reflect country risk and, tries to diversify the sources of funding and create a base of international investors for that purpose.

Segment information for the period ended 30 September 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury activities	International banking	Unallocated free capital income (*)	Total
Net interest income	440,699	93,364	4,446	392,051	26,390	856,265	1,813,215
Segment result (**)	63,349	86,974	1,400	608,738	4,699	856,265	1,621,425
Dividend income and income from associates							16,835
Loss on net monetary position							(399,169)
Income before income taxes							1,239,091
Income taxes							(393,051)
Minority interest							(11)
Net income							**846,029**

(*) Starting from 1 January 2004, the Bank has been following the profitability results of each of its business units, branches, customers and products separately, through a profitability system. "Net interest income", a significant component of the profitability measure, includes the effects of "fund transfer pricing ("FTP")" between the business units for all the interest earning assets and interest bearing liabilities, including those assets funded by the shareholders' equity ("free capital"). FTP charge and credit are calculated for interest earning assets and interest bearing liabilities, respectively, on a transaction basis using FTP rates announced daily by the Bank. The total amount of FTP charges on interest earning assets become higher than the total amount of FTP credits on interest bearing liabilities because FTP charges on assets include also those items funded by the shareholders' equity. Accordingly, the amount of TL876,005 billion in the "unallocated free capital income" column above represents the FTP credit on free capital.

(**) Segment result includes operating income excluding dividend income less operating expenses.

(Amounts expressed in billions of Turkish lira ("TL") in terms of the purchasing power of TL at 30 September 2004)

NOTE 23 - SEGMENT REPORTING (Continued)

Segment information regarding the balance sheet at 30 September 2004 is as follows:

	Retail banking	Corporate banking	Private banking	Treasury banking	International activities	Total
Segment assets	5,545,371	7,716,080	54,565	17,872,318	203,668	31,392,002
Associates and equity securities						401,963
Unallocated assets						1,072,575
Total assets	**5,545,371**	**7,716,080**	**54,565**	**17,872,318**	**203,668**	**32,866,540**
Segment liabilities	16,250,188	3,590,380	1,303,541	1,784,559	3,351,546	26,280,214
Unallocated liabilities						763,011
Shareholders' equity and minority interest						5,823,315
Total liabilities and shareholders' equity	**16,250,188**	**3,590,380**	**1,303,541**	**1,784,559**	**3,351,546**	**32,866,540**

....